Exhibit 23.1

Consent of Independent

Registered Public Accounting Firm

We consent to the inclusion in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-170245) of Pacira Pharmaceuticals, Inc. of our report, which includes an explanatory paragraph relating to Pacira Pharmaceuticals, Inc.’s ability to continue as a going concern, dated November 1, 2010, except for the effects of the matters discussed in Note 1 (“Correction of Immaterial Errors”) which are as of December 3, 2010 and (“Reverse Stock Split”) which are as of January 12, 2011, on our audits of the consolidated financial statements of Pacira Pharmaceuticals, Inc. as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009. We also consent to the references to our firm under the captions “Experts” and “Selected Consolidated Financial Data.”

/s/ J.H. Cohn LLP

Roseland, New Jersey
January 19, 2011